

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2013

Via Email
Janice R. Fukakusa
Chief Administrative Officer and Chief Financial Officer
Royal Bank of Canada
200 Bay Street, Royal Bank Plaza
Toronto, Ontario Canada M5J 2J5

> **Re:** **Royal Bank of Canada**
> **Form 40-F for the Fiscal Year Ended October 31, 2012**
> **Filed November 29, 2012**
> **File No. 001-13928**

Dear Ms. Fukakusa:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended October 31, 2012

Exhibit 2

Management's Discussion and Analysis, page 9

Critical Accounting Policies and Estimates, page 77

Allowance for credit losses, page 78

1.   We note your disclosure that you consider the cash flows that may result from the realization of collateral less cost to sell in your impairment analysis for loans. You also disclose on page 23 of Exhibit 99.2 of the Form 6-K filed on February 28, 2013 the

average loan-to-value (LTV) ratio for all current quarter originations of uninsured residential mortgages and homeline products and an estimated LTV ratio for your entire Canadian Banking uninsured residential mortgage portfolio based on adjusted property values using a provincial housing price index at January 31, 2013. Considering the value of the underlying property of a residential mortgage loan is a factor in your impairment analysis and your LTV disclosures in the Form 6-K, please tell us and revise your future filings to discuss your appraisal policy by addressing the following:

- Explain how frequently you obtain appraisals for both loan origination and loan impairment analysis and the level of appraisal obtained. For example, do you use in-person appraisals, drive-by appraisals, automated valuation models (AVMs), or housing price indices to support property values? If your appraisal process differs by loan product, disclose those differences.

- If AVMs, house price indices, or other third party sources are used in your appraisal process, tell us the controls and processes you have in place to validate the valuations provided by the AVM or other third party.

- Tell us whether your appraisal policies related to your impairment analysis and loan originations has changed during the periods presented and if so, describe the significant changes.

Note 2 Summary of Significant Accounting Policies, Estimates and Judgments, page 97

2.   We note your disclosure on page 99 that the fair values of instruments not traded in active markets are determined using valuation models that require the use of inputs, transaction values derived from models, and input assumptions sourced from pricing services. Paragraphs 25 to 27 of IFRS 7 require disclosure of the valuation techniques and the assumptions applied in determining fair values for each class of financial assets and liabilities that do not meet the requirements of paragraph 29(a). Please revise your future filings to provide more detailed disclosures with respect to the valuation techniques and assumptions used to determine the fair value of each class of financial assets and liabilities that does not meet the exception in paragraph 29(a) of IFRS 7. In your disclosure, also address any validation procedures you perform to assess the accuracy of information provided by third party sources such as pricing services.

Note 3 First Time Adoption of IFRS, page 107

3.   We note your disclosure on page 108 in relation to the designation of certain financial assets and liabilities as fair value through profit or loss or available for sale in accordance with paragraph D19 of IFRS 1. We also note the "Ref. 1" column on page 112 in your reconciliation of the opening Consolidated Balance Sheet and Equity and that the amounts reported do not agree to those disclosed on page 108 including the net impact.

Please reconcile for us the reclassification amounts disclosed on page 108 with the amounts presented in "Ref. 1" column on page 112.

Note 16 Insurance, page 152

4.   We note you disclose the assumptions that have the greatest effect on the measurement of your insurance assets, liabilities, income, and expense and you provide a sensitivity analysis for changes in these assumptions. Please tell us why you deemed it impracticable to also provide quantitative disclosures of these assumptions in accordance with paragraph 37(c) of IFRS 4 or revise your future filings to include these disclosures. In addition, state whether your sensitivity analysis is based upon reasonably possible changes in your insurance liabilities. Refer to paragraph 39A(a) of IFRS 4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or Staci Shannon at (202) 551-3374 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant